FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Preliminary Announcement of Interim Results as from 1 January 2004 to 30 June 2004 issued on 4 August 2004 and published in Hong Kong newspapers on 5 August 2004

Remarks:

The financial information relating to the financial period as from 1 January 2004 to 30 June 2004 set out in the Preliminary Announcement is unaudited and does not constitute the Group’s statutory financial statements for the financial period as from 1 January 2004 to 30 June 2004, but is derived from those financial statements. Further information regarding the operations and results as from 1 January 2004 to 30 June 2004 of CLP Holdings Limited will be included in the Interim Report 2004 on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

Certain statements contained in this Preliminary Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of CLP Holdings Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2003 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED
By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 5 August 2004

CLP Holdings Limited

(incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

Preliminary Announcement of Interim Results

as from 1 January 2004 to 30 June 2004

Highlights

•	Electricity sales in Hong Kong grew 2.5% to 12,798 GWh; total sales (which include sales to the Chinese mainland) rose 1.8% to 13,883 GWh.
•	Consolidated turnover rose 17.3% to HK$13,922 million; Hong Kong Scheme of Control (SoC) revenue recorded a 4.7% growth to HK$11,870 million.
•	SoC earnings increased by 9.6% to HK$3,337 million; earnings from non-SoC activities grew by 11.4% to HK$791 million.
•	Total earnings up 11.4% to HK$4,138 million; operating earnings (which exclude Hok Un redevelopment profit) up 9.6% to HK$4,014 million.
•	Second interim dividend of HK$0.45 per share.

STATEMENT BY THE CHAIRMAN, DR. THE HON. MICHAEL D. KADOORIE

I am pleased to present our Interim Results for the half year ended 30 June 2004 and to record a satisfactory performance by the CLP Group over this period.

Financial Results for the six-month period

The operating earnings of CLP Holdings for the six months ended 30 June 2004 increased by 9.6% to HK$4,014 million, as compared with the corresponding period in 2003. It was encouraging to see that this growth in earnings came from both our Hong Kong electricity business (regulated by the Government of the Hong Kong Special Administrative Region under the Scheme of Control) and our non-Scheme of Control businesses, notably our investments in the electricity sector in the Asia-Pacific region.

Total earnings (which include Hok Un redevelopment profit) for this interim period were HK$4,138 million (HK$1.72 per share), an increase of 11.4%, compared to HK$3,714 million (HK$1.54 per share) in 2003.

Earnings from our electricity business in Hong Kong increased by 9.6% to HK$3,337 million, whilst operating earnings from non-Scheme of Control activities grew by 11.4% to HK$791 million, an increase of HK$81 million compared to the same period in 2003.

Hong Kong

The Hong Kong electricity business remained the main source of the Group’s earnings, contributing 81% of our operating earnings before deduction of unallocated expenses (2003: 81%). Overall, sales of electricity in Hong Kong in the first half of 2004 grew by 2.5% compared with the same period last year. Slow growth earlier in the period was attributable to temperatures being cooler than normal. However, the strength of underlying demand, and Hong Kong’s gradual economic recovery, was dramatically illustrated on 2 July 2004, when our local demand reached a historical peak of 6,329MW. This represented an increase of 7.7% from the previous maximum demand of 5,874MW in summer 2003.

In my Chairman’s Statement to our 2003 Annual Report, I commented on the likelihood that discussions with the Hong Kong Government on the future electricity regulatory regime would move forward during the course of this year. I also noted that any regulatory regime which is introduced after the expiry of the present Scheme of Control in 2008 should be on terms which ensure that the quality of electricity supply is maintained in Hong Kong and that the necessary investments continue to be made.

The sharp and significant growth in maximum electricity demand which has occurred in summer 2004 shows the importance of making the necessary investment in our electricity infrastructure in advance of demand. It also demonstrates that increases in demand can be steep and unexpected and that, even for a mature economy such as Hong Kong, it is unwise to assume that demand in growth will be slow and predictable, and to under-invest accordingly. The increase in maximum demand compared to 2003 was 455MW. To put this in context, this increase alone is equivalent to almost a quarter of the current generating capacity at our Black Point Power Station. On an overall basis, our reserve margin of generating capacity to meet local demand has now fallen from 40.7% to 30.6%.

Increases in electricity demand bear not only upon our generating capacity, but also upon the adequacy and reliability of our transmission and distribution network in Hong Kong. The weather during the last week in June was continually hot and humid. Consequently some significant incremental load increases, up to 38% in some locations, were observed in a variety of residential areas, particularly over the evening periods. Such sharp increases present challenges to any electricity network, yet reliability and availability of electricity supplies were maintained at the customary high levels.

These figures illustrate the straightforward point that present demand can only be met by past investment. CLP’s policy of prudent and continuing investment, backed by certainty in the regulatory regime which enables those investments to be made and for reasonable returns to be earned by our investors, continues to provide the foundation for ensuring that Hong Kong has an electricity infrastructure which meets the needs of our community.

Chinese Mainland and Asia Pacific

The performance of the Group’s investments in the Mainland and the Asia-Pacific region is described in more detail later in these Interim Results.

I wish to note that these activities, whilst more volatile in nature than the Hong Kong Scheme of Control business, are now contributing sustainable and significant income to the Group. This indicates the progress that has been made in CLP’s policy of diversifying its investments, such that we no longer solely rely on the earnings from our Hong Kong electricity business.

The increase in Hong Kong’s domestic demand reflects economic trends that extend across much of the Asia region, including some of the countries where CLP has a presence and is ready to consider further investment. There is very considerable activity in new projects in the Chinese mainland, due to high demand growth, and opportunities for CLP to maintain its position in this market. Similarly, the economic growth in India, Thailand and Taiwan is increasing pressure for further private sector power projects to support the state utilities. Whilst sustainable economic growth creates the basis for expanding our business outside Hong Kong, we will approach all such opportunities cautiously to ensure that any new investment is supported by strong fundamentals of providing power at affordable and competitive prices, and delivering an acceptable return.

These Interim Results explain not only our financial and operational performance, but also the broader environmental and social aspects of our activities. Your Board and I remain committed to the careful stewardship of your Company’s affairs and to overseeing a performance in the second half of this year, and beyond, which builds upon the good results achieved in the first half of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This section describes CLP’s major activities in Hong Kong, the Chinese mainland and elsewhere in the Asia-Pacific region, as well as the Group’s financial results, funding and obligations during the first half of 2004.

Operational Performance and Outlook

Electricity Business in Hong Kong

During the first six months of 2004 the Hong Kong economy continued to improve, with GDP growth of 6.8% in the first quarter compared to the corresponding period in 2003. However, local electricity sales increased at a slower pace than GDP, recording growth of 2.5%. Such sales were affected by the weather, which on average was cooler during the first six months of the year, compared to 2003.

Sales to the Residential Sector increased slightly, whereas sales to the Commercial Sector grew noticeably, reflecting the economic recovery. The Infrastructure & Public Services Sector had stronger growth, attributable in part to increased investment in Hong Kong’s railway infrastructure. The decline of sales to the Manufacturing Sector slowed down as a result of robust export performance.

A breakdown of the local unit sales growth by sector during the period is as follows:

	Increase/(Decrease)	% of Total Local Sales

Residential	0.6%	22.5%
Commercial	3.2%	39.8%
Infrastructure & Public Services	4.7%	27.3%
Manufacturing	(1.1%)	10.4%

With respect to sales to the Chinese mainland, demand from Shekou remained strong but sales to the Guangdong Guang-Dian Power Grid Group Company Limited (GPG) dropped approximately 12.6%. Overall sales to the Mainland decreased by 5.9% in comparison to the same period in 2003 as the then sales contract with GPG approached completion. With the renewal of the sales contract in late June 2004, sales to GPG are expected to return to a high level during the rest of the year.

Total unit sales, including both local sales and sales to the Chinese mainland, rose by 1.8% over the same period in 2003.

Tariffs to our local customers remained unchanged. The HK$500 million rebate to our customers, announced in December 2003, was implemented in March when the rebates began to be credited to customer accounts.

To enhance supply quality and reliability, as well as to provide for demand created by new towns and infrastructure development projects in our supply area, CLP continued to invest in the transmission and distribution networks during the period. Major projects included Hung Hom Bay Bulk Substation, Yuen Long to Fanling 300MVA 132kV circuit and the establishment of San Shek Wan Substation.

Pursuant to the Scheme of Control Agreement with the Government of the Hong Kong Special Administrative Region (HKSAR), the current Financial Plan will expire in December 2004. The 2005 Financial Plan, setting out CLP’s projected sales, capital and operating expenditure and tariff levels for the period from January 2005 to September 2008, was submitted to the HKSAR Government in June and is now under review.

The current Scheme of Control Agreement, which regulates our Hong Kong electricity business, will expire in 2008. The HKSAR Government has previously indicated that later this year there will be a public consultation on the way forward for the electricity sector. Given the importance of electricity in our daily lives, CLP will be engaging all stakeholders – customers, shareholders, employees, and other members of the Hong Kong community – to promote a better understanding of the industry and a more informed and balanced discussion of the complex issues involved.

Electricity Business in the Chinese Mainland

The 3,000MW joint venture in Shandong Province continued to make good progress. Both units at Liaocheng (2 x 600MW) have now been taken over for commercial operation. New tariffs have been approved for Liaocheng as well as Heze II stations. A new lending consortium comprising entirely Mainland banks refinanced both the RMB and US$ loans. Although there were a number of charges associated with the refinancing, the result was to increase the loan tenors at a lower effective borrowing rate.

Unit 1 of the 2 x 300MW Anshun II Power Station, in which CLP holds a 70% interest, was taken over for commercial operation in March 2004, with Unit 2 envisaged for takeover in November 2004. An increased tariff, which took into account recent coal price increases, was approved in July 2004.

Last year we signed a letter of intent to undertake a feasibility study on a 2 x 600MW greenfield project at Fangchenggang in Guangxi, in which CLP may take a 70% interest. We have continued to work with our joint venture partner, Guangxi Water & Power Engineering (Group) Co. Ltd., a subsidiary of the Guangxi Electric Power Co. Ltd., on this project, including the regulatory approvals necessary to allow it to proceed.

The Guangdong Daya Bay Nuclear Power Station, in which CLP holds a 25% stake, continued to operate well, with good safety and environmental performance. In May, whilst Unit 2 was on a scheduled outage, an incident resulting in a bent fuel assembly, which had no safety or environmental impact, led to the outage being extended by approximately 2 months, with the Unit returning to service on 24 July.

During the first half of 2004, increased demand for electricity in the Mainland led to pressure on domestic coal supplies. Although generation at the power stations in which CLP holds an interest was occasionally constrained by coal supply difficulties, there was no significant adverse effect on production.

Electricity Business in the Asia-Pacific Region

CLP has a significant presence in Australia, India, Taiwan and Thailand. Our focus is on optimising the performance of our existing assets and, where market conditions and investment opportunities permit, continuing to build meaningful and sustainable businesses in those countries.

The acquisition of the remaining 8% shareholding in Yallourn Energy Pty Limited (Yallourn Energy) in Australia was completed in March 2004. CLP now owns 100% of Yallourn Energy. During the first half of the year our Yallourn Energy power station (1,480MW) performed largely in line with budget. The Morwell River Diversion project, which will secure access to a long-term coal reserve, and the upgrade of the station’s instrumentation and control systems remain on schedule and within budget. Significant progress has been made towards a new enterprise bargaining agreement to replace the present three year agreement which ends in September 2004.

High reliability and safety levels were maintained at our wholly-owned power station, Gujarat Paguthan Energy Corporation Private Limited (GPEC), in India. An amended power purchase agreement (PPA) with the off-taker, Gujarat Electricity Board, was entered into at the end of 2003. To date, the implementation of the PPA has proceeded satisfactorily with significant improvement in the monthly collections of payments to GPEC, as compared to previous years.

The Ho-Ping power station in Taiwan (2 x 660MW), which is 40% owned by CLP, was commissioned in 2002. Plant performance during the six-month period to 30 June 2004 was characterised by continuing improvement in reliability, as remaining technical issues were steadily resolved. The recent surge in coal prices and sea freight costs did have an operational and financial impact and has required ongoing and close attention from management. In July 2004 we completed a partial refinancing of the project in order to reduce interest costs.

In Thailand, a key task has been to take forward the construction of the BLCP project (2 x 717MW), in which CLP has a 50% stake and which is managed by CLP. Progress has been satisfactory and to a schedule which would see the two generating units entering service in 2006/07. The lender base for this project was widened by the participation of the Asian Development Bank and the Japan Bank for International Cooperation.

Electricity-Related Business

Property Business

CLP redevelops sites in Hong Kong which are no longer required for electricity purposes.

Our major project is the residential redevelopment of the former power station site at Hok Un, Kowloon. This 50/50 joint venture project, known as Laguna Verde, led by CLP and a wholly-owned subsidiary of Cheung Kong (Holdings) Limited, comprises 4,735 flats, 1,692 parking spaces and 270,000 sq. ft. of commercial space. About 99% of the residential units in the redevelopment had been sold by the end of June 2004.

Telecommunications

CLP had previously held a 19% stake in PowerCom Network Hong Kong Limited (“PowerCom”), a joint venture with Cheung Kong Enterprises Limited (“CKE”) to provide broadband services to Hong Kong customers using powerline telecommunications technology. In line with our strategic focus on our electricity business, we participated in a sale of PowerCom by CKE to Vanda Systems & Communications Holdings Limited (renamed as Hutchison Global Communications Holdings Limited (“HGCH”)) in January 2004 in exchange for the issue of shares in HGCH. We subsequently placed 37.7% of those shares in March 2004 and sold the remaining shares in July 2004.

Human Resources

On 30 June 2004, the Group employed 4,678 staff (2003: 4,694), of whom 3,897 (2003: 3,895) were employed in the electricity business in Hong Kong and 359 (2003: 359) by Yallourn Energy and GPEC. Total remuneration for the six months ended 30 June 2004 was HK$1,246 million (2003: HK$1,117 million), including retirement benefit costs of HK$99 million.

On 1 July 2004 we completed the implementation of a new performance-based remuneration system for CLP’s Hong Kong workforce, which had been started in 2001. All permanent staff now have an appropriate percentage of their pay related to individual and company performance, and the 13th month bonus has been completely phased out.

Safety

Safety is of utmost importance across the CLP Group. During the first half of 2004, good performance continued in our wholly-owned subsidiaries in Australia and India. However, the safety performance of our Hong Kong business did not meet our standards. As previously reported in our Annual Report, there were two fatal accidents in February and March. These led to the loss of life of an employee of a CLP contractor at Black Point Power Station and a CLP employee working on an overhead line tower near Tseung Kwan O. In addition, an incident in June at Black Point Power Station injured 3 CLP employees, two of them seriously. This level of safety performance is unacceptable. Each accident is subject to investigation by panels comprising representatives of senior management. In addition to implementing the specific recommendations of the panels, a range of initiatives are being implemented to reinforce our safety culture. We are looking to significant improvement during the second half of 2004.

Environment

A new Boiler Optimisation System, which makes use of Neural Network Technology (Artificial Intelligence), has been installed on a 677MW generating unit at the Castle Peak Power Station. Results show a reduction in Nitrogen Oxide emission and improvement in Boiler Efficiency. We plan to apply this system to other generating units.

CLP is assessing the application of wind energy in Hong Kong through a commercial grade wind turbine demonstration project. In June 2004, we engaged expert consultants to carry out the site selection, wind measurement and environmental studies necessary for bringing this project forward. This project should enable a better understanding of the potential role of renewable energy in Hong Kong.

In March 2004, CLP set new targets to improve our environmental performance, particularly with respect to emissions of sulphur dioxide (SO2). Among these is our commitment to incorporate SO2 emissions reduction capabilities at all new greenfield coal-fired projects in which we have a controlling interest. At the same time, we stated our intent to pursue, in conjunction with the HKSAR Government, the possibility of retrofitting flue gas desulphurisation (FGD) units at our Castle Peak Power Station in Hong Kong.

CLP recognises its responsibility towards future generations, and contributes regularly to educational activities for school children. This year, we are working with overseas science curriculum experts, Hong Kong teachers, and a US Fulbright Scholar to develop a bilingual curriculum on sustainable energy. Government advisors help us ensure that the curriculum will meet educational needs in Hong Kong. Dozens of local science teachers have indicated their interest in participating in the pilot test of the set of teaching material in Autumn 2004.

Financial Results

The interim results for the six months ended 30 June 2004 are unaudited but have been reviewed by the Group’s external auditors PricewaterhouseCoopers whose unmodified review report is included in the Interim Report to be sent to shareholders. Comparative figures of the corresponding period in 2003 are included.

Condensed Consolidated Profit and Loss Account

		(Unaudited) 6 months ended 30 June
	Note	2004 HK$M	2003 HK$M	Increase %

Turnover	2	13,922	11,871	17.3

Expenses
Purchases of electricity		7,630	7,112
Staff expenses		648	525
Fuel and other net operating costs		1,470	643
Depreciation		1,242	1,005

		10,990	9,285

Operating profit	2	2,932	2,586	13.4
Finance costs		(483)	(223)
Finance income		23	35
Hok Un redevelopment profit	3	147	63
Share of profits less losses of jointly controlled entities	4	1,587	1,711
Share of profits less losses of associated companies	4	143	53

Profit before taxation		4,349	4,225
Taxation	5	(792)	(728)

Profit after taxation		3,557	3,497	1.7
Transfers under Scheme of Control (SoC)		581	217

Earnings

SoC earnings		3,337	3,045	9.6
Non-SoC operating earnings		791	710	11.4
Unallocated net finance costs		(39)	(33)
Unallocated Group expenses		(75)	(59)

Total operating earnings		4,014	3,663	9.6
Hok Un redevelopment profit	3	124	51

Total earnings	6	4,138	3,714	11.4

Dividends
First interim paid		1,084	987
Second interim		1,084	987

		2,168	1,974

Earnings per share, HK$	7
Including Hok Un redevelopment profit		1.72	1.54	11.4
Excluding Hok Un redevelopment profit		1.67	1.52	9.6

Dividends per share, HK$	8
First interim		0.45	0.41
Second interim		0.45	0.41

Total interim dividends		0.90	0.82

Notes:

(1)	The unaudited condensed consolidated interim accounts are prepared in accordance with the Statement of Standard Accounting Practice No. 25 “Interim Financial Reporting” issued by the Hong Kong Society of Accountants. The accounting policies used in the preparation of these accounts are consistent with those set out in the 2003 Annual Report.

(2)	Turnover represents sales of electricity, other electricity-related revenue, property income, and supply and maintenance service fees. Sales of electricity are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the period. Other revenue is recognised when services are rendered or sales are completed.

The turnover and expenses in 2004 incorporated the full six-month results of Yallourn Energy and GPEC; while in 2003 only the results for the period after each of them became a subsidiary of the Group in April and June 2003 respectively were incorporated.

An analysis of the Group’s turnover, contribution to operating profit and profit before financing and taxation for the period by principal activities and geographical regions is as follows:

6 months ended 30 June	Turnover		Operating Profit/(Loss) (A)		Profit/(Loss) Before Financing and Taxation (B)
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M		2003 HK$M

By principal activities
SoC business	11,870	11,333	2,542	2,609	3,420		3,436
Power projects outside Hong Kong	1,966	470	526	47	1,380		995
Other businesses	86	68	(61)	(11)	84		41
Unallocated Group expenses	—	—	(75)	(59)	(75)		(59)

	13,922	11,871	2,932	2,586	4,809		4,413

By geographical regions
Hong Kong	11,956	11,401	2,481	2,598	3,504		3,477
Chinese mainland	—	—	(98)	(54)	512	(C)	607	(C)
Asia-Pacific region	1,966	470	624	101	868		388
Unallocated items	—	—	(75)	(59)	(75)		(59)

	13,922	11,871	2,932	2,586	4,809		4,413

(A)	Operating Profit/(Loss) is stated before taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

(B)	Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

(C)	Out of the HK$512 million (2003: HK$607 million), HK$427 million (2003: HK$388 million) was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited and Hong Kong Pumped Storage Development Company, Limited, whose generating facilities serve Hong Kong.

(3)	During the period, the Group recorded its share of profit arising from the sale of units of Laguna Verde, the former power station site at Hok Un, Kowloon.

(4)	The share of profits less losses of jointly controlled entities and associated companies is determined based upon the management accounts of the respective affiliated companies, after making adjustments to conform with the Group’s significant accounting policies, for the periods ended 30 June.

(5)	The charge for taxation includes profits tax both within and outside Hong Kong on estimated assessable profits, and deferred taxation arising from temporary differences attributable to various differences in accounting treatments and tax regulations. Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

6 months ended 30 June

	2004 HK$M	2003 HK$M

Company and subsidiary companies
- Hong Kong
current	333	247
deferred	165	163
- outside Hong Kong
current	15	4
deferred	59	20

	572	434

Jointly controlled entities
- Hong Kong
current	144	143
deferred	(44)	(16)
- outside Hong Kong
current	110	125
deferred	(17)	30

	193	282

Associated company
- outside Hong Kong
current	10	1
deferred	17	11

	27	12

	792	728

(6)	The contribution of each major activity to the Group earnings for the period is analysed as follows:

6 months ended 30 June	2004		2003		Increase %
	HK$M	HK$M	HK$M	HK$M

SoC earnings		3,337		3,045	9.6
Non-SoC operating earnings
Sales to Chinese mainland	30		30
Power projects in Chinese mainland	423		516
Power projects in Asia-Pacific region	404		190
Other businesses	(66)	791	(26)	710	11.4

Unallocated net finance costs		(39)		(33)
Unallocated Group expenses		(75)		(59)

Total operating earnings		4,014		3,663	9.6
Hok Un redevelopment profit		124		51

Group earnings attributable to shareholders		4,138		3,714	11.4

(7)	The 2004 earnings per share figures are based on the number of shares in issue of 2,408,245,900 (2003: 2,408,245,900). Fully diluted earnings per share is not included as the Company did not have any diluting equity instruments as at 30 June 2004 (2003: nil).

(8)	The first and second interim dividends of HK$0.45 per share each are based on the existing 2,408,245,900 shares of HK$5.00 each in issue (2003: two interim dividends of HK$0.41 per share each).

Balance Sheet Items

Total assets of the Group as at 30 June 2004 amounted to HK$76,641 million, similar to the position at 31 December 2003 of HK$75,832 million. The following are descriptions of some significant balance sheet items:

	Note	30 June 2004 HK$M	31 December 2003 HK$M

Fixed assets	1	54,569	54,157
Trade and other receivables	2	4,766	4,424
Bank balances, cash & other liquid funds	3	1,265	787
Total loans and other borrowings	4	19,637	18,697
Development Fund		2,355	2,960

Notes:

(1)	Fixed assets employed for the SoC business and non-SoC business amounted to HK$40,567 million (December 2003: HK$39,258 million) and HK$14,002 million (December 2003: HK$14,899 million) respectively. For the non-SoC business, HK$13,830 million (December 2003: HK$14,687 million) was attributed to Yallourn Energy and GPEC.

Capital expenditure incurred for the SoC business for the first half of 2004 was HK$2,313 million (2003: HK$2,295 million).

(2)	Trade and other receivables attributed to GPEC and Yallourn Energy amounted to HK$2,254 million (December 2003: HK$3,153 million). GPEC has obtained payment for some of its receivables from its off-taker, Gujarat Electricity Board, through bill discounting with recourse. There is no recourse to the Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary.

(3)	The majority of the liquid funds, which was about 92% at 30 June 2004 (December 2003: 64%), was denominated in foreign currency mainly held by GPEC and Yallourn Energy. The remainder was in Hong Kong dollars. HK$567 million (December 2003: HK$131 million) of the funds was kept under trust accounts in accordance with the Trust and Retention Account Agreement between GPEC and its lenders for fuel, operating and major maintenance expenses and debt service payments.

(4)	The amount included the debts of Yallourn Energy and GPEC which are without recourse to CLP Holdings. Debts of Yallourn Energy (HK$5,746 million at June 2004 and HK$6,444 million at December 2003) and part of GPEC’s debts (HK$539 million at June 2004 and HK$620 million at December 2003) are secured by fixed and floating charges over their assets.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

Our business expansion, in particular, capital expenditure programmes by CLP Power Hong Kong and CAPCO for our Hong Kong electricity business, is funded by bank loans, debt securities and cash flow from operations.

Financing facilities totalling HK$26.3 billion were available to the Group, including HK$7.4 billion for Yallourn Energy and GPEC. Of the available facilities, HK$19.6 billion had been drawn down, of which HK$7.2 billion was by Yallourn Energy and GPEC. Facilities totalling HK$11.0 billion were available to CAPCO, of which HK$10.2 billion had been drawn down.

Our total debt to total capital as at 30 June 2004 was 32.2% and interest cover was 9 times.

The Group adopts a prudent approach to all financial arrangements, while at the same time aiming to achieve cost efficient funding. In January 2004, CLP Power Hong Kong issued HK$500 million 4.93% fixed rate notes due 2014 through the Medium Term Note (MTN) Programme set up by its wholly-owned subsidiary CLP Power Hong Kong Financing Limited. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at 30 June 2004, about HK$3,840 million notes have been issued under the MTN Programme.

CORPORATE GOVERNANCE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed accounts for the six months ended 30 June 2004. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules).

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Code also applies to other “Specified Individuals” such as members of the CLP Group’s senior management. The CLP Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Code throughout the period from 1 January to 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the six months ended 30 June 2004.

INTERIM DIVIDEND

Directors today declared the second interim dividend of HK$0.45 per share (2003: HK$0.41 per share) which will be payable on 15 September 2004 to Shareholders registered as at 2 September 2004. The dividend of HK$0.45 per share is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 3 September 2004. To rank for the second interim dividend of HK$0.45 per share, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 2 September 2004.

By Order of the Board

Peter W. Greenwood

Director & Company Secretary

Hong Kong, 4 August 2004

The Interim Report containing financial statements and notes to the accounts will be published on the

Company’s website www.clpgroup.com and the website of the Stock Exchange of Hong Kong on

18 August 2004 and despatched to shareholders on 30 August 2004.

Non-executive Directors: Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

Independent Non-executive Directors: The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan

Group Managing Director: Mr. Andrew Brandler

Executive Directors: Mr. Peter P. W. Tse, Mr. Peter W. Greenwood, Dr. Y. B. Lee